06000002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 11/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Netherland Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Rd., Suite 900
(No. and Street)

SEC MAIL PROCESSING SECTION RECEIVED JAN 0 6 2006 WASH, D.C. 203

Dallas	Texas	75230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Dale Netherland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Netherland Securities, Inc., as of November 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J Dale Netherland

Signature

Chairman

Title

Rose Powell Moss

Notary Public

ROSE POWELL MOSS
MY COMMISSION EXPIRES
September 24, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NETHERLAND SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

For the Eleven Months Ended November 30, 2005

NETHERLAND SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Netherland Securities, Inc.

We have audited the accompanying statement of financial condition of Netherland Securities, Inc., as of November 30, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the eleven months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netherland Securities, Inc., as of November 30, 2005 and the results of its operations and its cash flows for the eleven months then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
December 15, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

NETHERLAND SECURITIES, INC.
Statement of Finanical Condition
November 30, 2005

ASSETS

Cash and cash equivalents	$	42,694
Receivable from brokers and dealers		10,242
	$	52,936

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	6,973
Commissions payable		25,987
		32,960
Stockholders' Equity:		
Common stock, ($0.01 par value, 100,000 shares authorized, 19,000 shares issued, and outstanding)		190
Additional paid-in capital		18,810
Retained earnings		976
Total stockholders' equity		19,976
	$	52,936

The accompanying notes are an integral part of these financial statements.

NETHERLAND SECURITIES, INC.
Statement of Income
For the Eleven Months Ended November 30, 2005

Revenues:	
Commissions	$ 687,404
Interest income	21,617
Other	33,948
	742,969
Expenses:	
Compensation of officers and employees	596,040
Clearing expense	38,117
Communications	11,550
Other	95,221
	740,928
Net income before income taxes	2,041
Provision for income taxes	--
Net income	$ 2,041

The accompanying notes are an integral part of these financial statements.

NETHERLAND SECURITIES, INC.
Statement of Changes In Stockholders' Equity
For the Eleven Months Ended November 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2004	$ 190	$ 18,810	$ (1,065)	$ 17,935
Net income			2,041	2,041
Balance, November 30, 2005	$ 190	$ 18,810	$ 976	$ 19,976

The accompanying notes are an integral part of these financial statements.

NETHERLAND SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Eleven Months Ended November 30, 2005

Balance, December 31, 2004	$	--
Additions		--
Retirements		--
Balance, November 30, 2005	$	--

The accompanying notes are an integral part of these financial statements.

NETHERLAND SECURITIES, INC.
Statement of Cash Flows
For the Eleven Months Ended November 30, 2005

Cash flows from operating activities	
Net income	$ 2,041
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Increase in receivable from brokers and dealers	(192)
Decrease in accounts payable and accrued expenses	(4,782)
Decrease in payable to commissions payable	(8,989)
Decrease in income taxes payable	(151)
Net cash used by operating activities	(12,073)
Cash flows from investing activities	
Net cash provided by investing activities	--
Cash flows from financing activities	
Net cash provided by financing acitvities	--
Net decrease in cash and cash equivalents	(12,073)
Beginning cash and cash equivalents	54,767
Ending cash and cash equivalents	$ 42,694
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

NETHERLAND SECURITIES, INC.
Notes to the Financial Statement
November 30, 2005

Note 1 - Summary of Significant Accounting Policies

Netherland Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). The exemptive provisions provide that all the funds and securities belonging to customers are handled by a clearing broker-dealer. The Company's office is located in Dallas, Texas.

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis. Receivable from brokers and dealers is with the Company's clearing broker-dealer which is located in Dallas, Texas.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for Federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Subsequent to December 31, 2004, the Company elected to change its calendar end to a fiscal year ending on November 30 to more closely reflect the natural cycle of its operating activities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2 - Net Capital Requirements, continued

At November 30, 2005, the Company had net capital of approximately $19,976 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.65 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Concentration Risk

The Company maintained cash balances in excess of federally insured limits of $100,000 at various times during the eleven month period ended November 30, 2005.

Note 5 - Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. This activity may expose the Company to off balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Management was neither aware, nor had it been notified of any potential indemnification loss at November 30, 2005.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

November 30, 2005

Schedule I

NETHERLAND SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2005

Computation of Net Capital

Total ownership equity qualified for net capital	$	19,976
Deductions and/or charges		
Non-allowable assets:		--
Net capital before haircuts on securities positions		19,976
Haircuts on securities (computed, where applicable)		--
Net capital	$	19,976

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued liabilities	$	6,973
Commissions payable		25,987
Total aggregate indebtedness	$	32,960

Schedule I (continued)

NETHERLAND SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commision
As of November 30, 2005

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,198
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Excess net capital	$ 14,976
Excess net capital at 1000%	$ 16,680
Ratio: Aggregate indebtedness to net capital	1.65 to 1

Reconciliation with Company's Computation

There are no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

NETHERLAND SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of November 30, 2005

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the eleven months ended November 30, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Netherland Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Netherland Securities, Inc. (the "Company"), for the eleven months ended November 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
December 15, 2005